Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-169316, 333-185195, 333-193489, 333-213037, 333-220393, 333-227015 and 333-235404) and on Form S-3 (No. 333-235405) of Impac Mortgage Holdings, Inc. (the Company) of our reports dated March 13, 2020 with respect to the consolidated balances sheets of the Company as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the years then ended, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 included in this Annual Report (Form 10-K) for the year ended December 31, 2019.

/s/ Squar Milner LLP

Irvine, California

March 13, 2020